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Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Year ended December 31,
	2005	2006	2007	2008	2009
Total fixed charges	$34,080	$54,153	$49,191	$86,559	$112,981

Earnings:
Earnings from continuing operations before income taxes	$(8,515)	$74,498	$(59,155)	$273,602	$(155,370)
Add:
Fixed charges	34,080	54,153	49,191	86,559	112,981
Amortization of capitalized interest	195	255	478	1,110	1,444
Cash distributions from equity method investments	2,441	—	10,840	445	—
Income (loss) from equity method investments	2,153	(5,316)	(5,309)	(90)	(3,505)
Subtract:
Interest capitalized	(2,133)	(900)	(3,344)	(9,486)	(12,228)

Total earnings	$28,221	$122,690	$(7,299)	$352,140	$(56,678)

Ratio	0.83	2.27	(0.15)	4.07	(0.50)

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  Exhibit 12.1
MarkWest Energy Partners, L.P. Calculation of Earnings to Fixed Charges (Dollar amounts in thousands)